U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 12-b25

                           NOTIFICATION OF LATE FILING
                                                                 SEC FILE NUMBER
                                                                     0-18275

 (Check One):  []Form 10-K  []Form 20-F  []Form 11-K  [X]Form 10-Q  []Form N-SAR

                                                                    CUSIP NUMBER

         For Period Ended: MARCH 31, 1997
         [ ] Transition Report on Form 10-K
         [ ] Transition  Report on Form 20-F
         [ ] Transition  Report on Form 11-K
         [ ] Transition  Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:

   Read Instruction (on back page) Before Preparing Form. Please Print or Type

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


Part I  - REGISTRANT INFORMATION

ENVIRONMENTAL REMEDIATION HOLDING CORP.
Full Name of Registrant

REGIONAL AIR GROUP CORP.
Former Name if Applicable

420 Jericho Turnpike, Suite 321
Address of Principal Executive Office (Street and Number)

Jericho, NY 11753
City, State and Zip Code

Part II-Rules 12b-25(b) and (c)

[X] (a) The reasons described in reasonable detail in Pat III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject report will be filed on or before the fifteenth calendar day following the prescribed date.


Part III-Narrative

The Company needs more time to properly complete its 10-Q for the quarter ended March 31, 1997.



Part IV-Other Information

(1)Name and telephone number of person to contact in regard to this notification

James Griffin, Esq.         (516)                   433-4730
    (Name)               (Area Code)           (Telephone Number)


Date: May 15, 1997


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and dates indicated.




Dated: May 15, 1996                           By:  /s/ Noreen Wilson
                                                   Noreen Wilson, Vice President